Exhibit 99.1

Auris Medical Holding AG

Invitation to the Extraordinary General Meeting of Shareholders

on 28 June 2018 in Zug

(English agenda starting from page 2 et seq.)

Auris Medical Holding AG

Einladung zur Ausserordentlichen Generalversammlung

am 28. Juni 2018 in Zug

(Deutscher Einladungstext auf Seite 5 ff.)

Invitation to the Extraordinary General Meeting of Shareholders of

Auris Medical Holding AG

Date:	28 June 2018, 9:00am CET (doors open at 8:30am CET)

Place:	Reichlin Hess Attorneys-at-law, Hofstrasse 1A, 6300 Zug, Switzerland

Agenda

Preliminary Remarks:

On 15 May 2018, the Company provided a business and strategy update announcing the expansion of its intranasal betahistine AM-125 development program beyond the treatment of vertigo into mental health supportive care indications under project code AM-201. The Company further announced that it planned to move forward with its late-stage programs, AM-111 for the treatment of acute inner ear hearing loss and AM-101 for the treatment of acute inner ear tinnitus, through strategic partnering and with non-dilutive funding. In order to secure the funding of the Company’s development programs, in particular AM-125 and AM-201, through important expected milestones in 2018 and 2019, the Board of Directors has evaluated the economic and legal aspects of various financing options and strategies. Based on its review, the Board of Directors has concluded that it is in the best interest of the Company to seek shareholder approval for an ordinary increase of the Company’s share capital by issuing up to 18,000,000 new registered shares (as further described under agenda item 1) as well as for an increase of the Company’s authorized share capital by up to 9,675,175 new registered shares (as further described under agenda item 2.1) and for an increase of the Company’s conditional share capital for financing purposes by up to 8,760,175 new registered shares (as further described under agenda item 2.2).

The resolutions under agenda items 2.1 and 2.2 are conditional upon the approval of agenda item 1 and will be registered in the commercial register together with the registration of the ordinary capital increase with the Commercial Register of the Canton of Zug.

Agenda item 1: Ordinary Share Capital Increase

The Board of Directors proposes that an ordinary share capital increase be approved in accordance with the following provisions:

1.	Increase of the share capital from CHF 122,347.76 by up to CHF 360,000.00 to a maximum of CHF 482,347.76, through the issuance of up to 18,000,000 new fully paid-in registered shares with a nominal value of CHF 0.02 each.

2.	The issue price of such up to 18,000,000 new registered shares will be determined by the Board of Directors in light of market conditions at the time of the issuance. The registered shares to be issued will be entitled to dividends as of the registration of the share capital increase in the commercial register.

3.	The new registered shares to be issued will convey no preferential rights.

4.	The contributions for the new registered shares to be issued will be made in cash or by set-off.

5.	The shareholders’ pre-emptive rights are excluded, and the Board of Directors shall be entitled to allocate such pre-emptive right to selected investors (or underwriting banks, respectively) in a public offering or a private placement.

6.	The Board of Directors shall execute the capital increase and record the same with the competent commercial register within three months.

Explanation: To secure the funding of the Company’s development programs, in particular AM-125 and AM-201, through important expected milestones in 2018 and 2019, the Board of Directors considers the proposed capital increase for the purpose of a share offering to new investors to be in the best interest of the Company and its shareholders. In addition, such new funding would help the Company regain compliance with Nasdaq listing rules.

Agenda Item 2: Changes to the Article of Association

2.1	Increase of the Authorized Share Capital

The Board of Directors proposes to increase the authorized share capital from CHF 61,000.00 by up to CHF 132,503.50 to a maximum of CHF 193,503.50, and to amend Article 3a para. 1 of the Articles of Association to read as follows:

Article 3a Authorized Capital

The Board of Directors is authorized at any time until 27 June 2020 to increase the share capital by a maximum aggregate amount of CHF 193,503.50 through the issuance of not more than 9,675,175 registered shares, which shall be fully paid-in, with a nominal value of CHF 0.02 each.

Except as stated above, the provisions on authorized capital remain unchanged.

The resolution under agenda item 2.1 is conditional upon the approval of agenda item 1 and will be registered in the commercial register together with the registration of an ordinary capital increase with the Commercial Register of the Canton of Zug.

Explanation: The proposed increase of the authorized share capital allows for increasing the Company’s financial flexibility in the funding of its future development. The authorization to increase the share capital will remain valid for two years.

2.2	Increase of the Conditional Share Capital for Financing Purposes

The Board of Directors proposes to increase the conditional share capital for financing purposes from CHF 42,700.00 by up to CHF 132,503.50 to a maximum of CHF 175,203.50, and to amend Article 3b para. 1 of the Articles of Association to read as follows:

Article 3b Conditional Share Capital for Financing Purposes

The Corporation’s share capital shall be increased by a maximum aggregate amount of CHF 175,203.50 through the issuance of not more than 8,760,175 registered shares, with a nominal value of CHF 0.02 each, by the exercise of option and conversion rights which are granted in connection with bonds, similar obligations, loans or other financial market instruments or contractual obligations of the Corporation or one of its Group companies, and/or by the exercise of option rights issued by the Corporation or one of its Group companies (“Financial Instruments”). The pre-emptive rights of shareholders are excluded. The holders of Financial Instruments are entitled to the new shares. The conditions of the Financial Instruments shall be determined by the Board of Directors.

Except as stated above, the provisions on conditional share capital for financing purposes remain unchanged.

The resolution under agenda item 2.2 is conditional upon the approval of agenda item 1 and will be registered in the commercial register together with the registration of an ordinary capital increase with the Commercial Register of the Canton of Zug.

Explanation: The proposed increase of the conditional share capital for financing purposes allows for increasing the Company’s financial flexibility in the funding of its future development.

Zug, 7 June 2018

For the Board of Directors

// Thomas Meyer, Chairman and CEO

Invitation to the Extraordinary General Meeting of Shareholders of Auris Medical Holding AG	Page 3 of 7

Organizational Matters

A.	Documentation

The documentation of the General Meeting is available for download in the “Investors” section of our website (www.aurismedical.com).

B.	Invitation and Attendance

Shareholders registered in the share ledger maintained by our transfer agent, American Stock Transfer & Trust Company, LLC, at 4pm EDT on 15 June 2018 are entitled to participate in and vote at the General Meeting. On 7 June 2018, the mailing of the invitation and proxy form will be initiated to all holders of record as at 6 June 2018. Shareholders registered after 6 June 2018 will receive their invitation after 15 June 2018.

If you wish to attend the General Meeting in person, you will be required to present the enclosed proxy form and a valid government issued proof of identification.

C.	Representation

Shareholders of record, who do not attend the General Meeting in person, may:

a.	grant a proxy to the independent proxy, Sandro Tobler, attorney at law, Schnurrenberger, Tobler, Gnehm & Partner, Alpenstrasse 2, 6300 Zug, Switzerland, in writing or electronically (see instruction on the proxy form); or

b.	grant a proxy in writing to another shareholder or other third party.

Proxies to the independent proxy must be received by the independent proxy or by Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, no later than 4pm EDT on 26 June 2018. Proxies received after such time will not be considered.

To vote electronically, go to proxyvote.com and follow the instructions. You will need a 12-digit control number that is included on your proxy form. Electronic instructions must be received no later than 4pm EDT on 27 June 2018.

Shareholders that have granted a proxy to the independent proxy may not vote their shares at the General Meeting.

D.	Registration as a shareholder with voting rights / No Trading Restrictions

Instructions on how a “street name” holder may become a holder of record are available in the “Investors” section of our website (www.aurismedical.com). Between 4 pm EDT on 15 June 2018 and 4pm EDT on 28 June 2018 no shareholder will be registered as a shareholder of record in the Company’s share ledger. American Stock Transfer & Trust Company, LLC will continue to register transfers of shares in the share register in its capacity as transfer agent.

The registration of shareholders for voting purposes does not impact trading of Auris Medical shares held by registered shareholders before, during or after the General Meeting.

E.	“Street Name” Holders

“Street name” holders hold their shares through a bank, brokerage firm or other nominee. The record date for “street name” holders is 15 June 2018. “Street name” holders should follow the instructions provided by their bank, broker or nominee when voting their shares. “Street name” holders who wish to vote in person at the General Meeting must obtain a signed proxy from the organization that holds their shares entitling them to represent and vote the shares at the General Meeting. The proxy must be presented at the entrance together with a government issued proof of identification.

“Street name” holders who have not obtained a proxy from their broker or custodian are not entitled to vote in person or participate in the General Meeting.

Questions:

Please contact Auris Medical at the address below:

Auris Medical Holding AG

Attn. Investor Relations

Bahnhofstrasse 21

6300 Zug, Switzerland

Phone: +41 41 729 71 94

investors@aurismedical.com

Translation

In case of discrepancies between the English version and the German original of this invitation, the wording of the German original prevails.

Invitation to the Extraordinary General Meeting of Shareholders of Auris Medical Holding AG	Page 4 of 7

Einladung zur Ausserordentlichen Generalversammlung

der Auris Medical Holding AG

Datum:	28. Juni 2018, 9:00 Uhr (Saalöffnung 8:30 Uhr)

Ort:	Reichlin Hess Rechtsanwälte, Hofstrasse 1A, 6300 Zug, Schweiz

Traktanden

Vorbemerkungen:

Am 15. Mai 2018 gab die Gesellschaft in einem Geschäfts- und Strategie-Update bekannt, dass sie ihr Entwicklungsprogramm AM-125 für intranasales Betahistin zur Behandlung von Schwindel (Vertigo) unter dem Projektcode AM-201 auf Indikationen zur Unterstützung der psychischen Gesundheit erweitert hat. Die Gesellschaft gab ferner bekannt, dass sie beabsichtigt, die fortgeschrittenen Programme AM-111 zur Behandlung von akutem Innenohr-Hörverlust und AM-101 zur Behandlung von akutem Innenohr-Tinnitus durch strategische Partnerschaften und mit nicht verwässernden Finanzierungen voranzutreiben. Um die Finanzierung der Entwicklungsprogramme der Gesellschaft, insbesondere von AM-125 und AM-201, durch wichtige in den Jahren 2018 und 2019 zu erwartenden Meilensteine sicherzustellen, hat der Verwaltungsrat die wirtschaftlichen und rechtlichen Aspekte verschiedener Finanzierungsoptionen und -strategien beurteilt. Gestützt auf diese Beurteilung ist der Verwaltungsrat zum Schluss gekommen, dass es im besten Interesse der Gesellschaft ist, den Aktionären die Genehmigung einer ordentlichen Erhöhung des Aktienkapitals der Gesellschaft durch Ausgabe von bis zu 18‘000‘000 neuen Namenaktien (wie unter Traktandum 1 näher beschrieben) sowie für eine Erhöhung des genehmigten Aktienkapitals der Gesellschaft um bis zu 9‘675‘175 neue Namensaktien (wie unter Traktandum 2.1 näher beschrieben) und für eine Erhöhung des bedingten Kapitals der Gesellschaft zu Finanzierungszwecken um bis zu 8‘760‘175 neue Namensaktien (wie unter Traktandum 2.2 näher beschrieben) zu beantragen.

Die Beschlüsse zu den Traktanden 2.1 und 2.2 stehen unter der Bedingung der Genehmigung von Traktandum 1 und werden zusammen mit der Eintragung der ordentlichen Erhöhung des Aktienkapitals ins Handelsregister des Kantons Zug eingetragen.

Traktandum 1: Ordentliche Erhöhung des Aktienkapitals

Der Verwaltungsrat beantragt die Genehmigung einer ordentlichen Erhöhung des Aktienkapitals zu den folgenden Bedingungen:

1.	Erhöhung des Aktienkapitals von CHF 122‘347.76 um bis zu CHF 360'000.00 auf maximal CHF 482‘347.76 durch Ausgabe von bis zu 18'000'000 neuen, voll liberierten Namenaktien mit einem Nennwert von je CHF 0.02.

2.	Der Ausgabepreis dieser bis zu 18'000‘000 neuen Namenaktien wird vom Verwaltungsrat unter Berücksichtigung der Marktbedingungen zum Zeitpunkt der Ausgabe festgelegt. Die auszugebenden Namenaktien sind ab Eintragung der Kapitalerhöhung im Handelsregister dividendenberechtigt.

3.	Die neu auszugebenden Namenaktien gewähren keine Vorzugsrechte.

4.	Die Einlage für die neu auszugebenden Namenaktien erfolgt in bar oder durch Verrechnung.

5.	Die Bezugsrechte der Aktionäre sind ausgeschlossen, und der Verwaltungsrat ist berechtigt, dieses Bezugsrecht im Rahmen eines öffentlichen Angebots oder einer Privatplatzierung ausgewählten Investoren (bzw. Emissionsbanken) zuzuweisen.

6.	Die Kapitalerhöhung ist vom Verwaltungsrat innerhalb von drei Monaten durchzuführen und beim zuständigen Handelsregister anzumelden.

Erläuterung: Um die Finanzierung der Entwicklungsprogramme der Gesellschaft, insbesondere von AM-125 und AM-201, durch wichtige in den Jahren 2018 und 2019 zu erwartenden Meilensteine sicherzustellen, hält der Verwaltungsrat die vorgeschlagene Kapitalerhöhung zum Zwecke eines Aktienangebots an neue Investoren für im besten Interesse der Gesellschaft und ihrer Aktionäre. Darüber hinaus würde eine solche neue Finanzierung der Gesellschaft helfen, die Nasdaq-Kotierungsregeln wieder einzuhalten.

Traktandum 2: Statutenänderungen

2.1	Erhöhung des Genehmigten Aktienkapitals

Der Verwaltungsrat beantragt, das genehmigte Aktienkapital von CHF 61'000.00 um bis zu CHF 132’503.50 auf maximal CHF 193’503.50 zu erhöhen und Art. 3a Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3a Genehmigtes Aktienkapital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 27. Juni 2020 das Aktienkapital im Maximalbetrag von CHF 193’503.50 durch Ausgabe von höchstens 9’675’175 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 zu erhöhen.

Im Übrigen bleiben die Bestimmungen zum genehmigten Aktienkapital unverändert.

Der Beschluss unter Traktandum 2.1 steht unter der Bedingung der Genehmigung von Traktandum 1 und wird zusammen mit der Eintragung einer ordentlichen Erhöhung des Aktienkapitals beim Handelsregister des Kantons Zug eingetragen.

Erläuterung: Die vorgeschlagene Erhöhung des genehmigten Aktienkapitals ermöglicht es, die finanzielle Flexibilität der Gesellschaft bei der Finanzierung ihrer zukünftigen Entwicklung zu erhöhen. Die Ermächtigung zur Erhöhung des Aktienkapitals gilt für zwei Jahre.

2.2	Erhöhung des Bedingten Aktienkapitals zu Finanzierungszwecken

Der Verwaltungsrat beantragt, das bedingte Aktienkapital für Finanzierungszwecke von CHF 42'700.00 um bis zu CHF 132’503.50 auf maximal CHF 175’203.50 zu erhöhen und Artikel 3b Abs. 1 der Statuten wie folgt anzupassen:

Artikel 3b Bedingtes Aktienkapital zu Finanzierungszwecken

Das Aktienkapital wird im Maximalbetrag von CHF 175’203.50 durch Ausgabe von höchstens 8’760’175 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.02 erhöht durch Ausübung von Options- und Wandelrechten, welche in Verbindung mit Anleihensobligationen, ähnlichen Obligationen, Darlehen oder anderen Finanzmarktinstrumenten oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden, und/oder durch Ausübung von Optionsrechten, welche von der Gesellschaft oder einer ihrer Konzerngesellschaften ausgegeben werden („Finanzinstrumente“). Das Bezugsrecht der Aktionäre ist ausgeschlossen. Zum Bezug der neuen Aktien sind die jeweiligen Inhaber von Finanzinstrumenten berechtigt. Die Bedingungen der Finanzinstrumente sind durch den Verwaltungsrat festzulegen.

Im Übrigen bleiben die Bestimmungen zum bedingten Aktienkapital zu Finanzierungszwecken unverändert.

Der Beschluss unter Traktandum 2.2 steht unter der Bedingung der Genehmigung von Traktandum 1 und wird zusammen mit der Eintragung einer ordentlichen Erhöhung des Aktienkapitals beim Handelsregister des Kantons Zug eingetragen.

Erläuterung: Die vorgeschlagene Erhöhung des bedingten Aktienkapitals zu Finanzierungszwecken ermöglicht es, die finanzielle Flexibilität der Gesellschaft bei der Finanzierung ihrer zukünftigen Entwicklung zu erhöhen.

Zug, 7. Juni 2018

Für den Verwaltungsrat

// Thomas Meyer, Präsident und CEO

Einladung zur Ausserordentlichen Generalversammlung der Auris Medical Holding AG	Page 6 of 7

Organisatorische Hinweise

A.	Dokumentation

Die Dokumenation zur Generalversammlung kann unter der Rubrik „Investors“ auf unserer Website (www.aurismedical.com) eingesehen werden.

B.	Einladung und Persönliche Teilnahme

An der Generalversammlung teilnahme- und stimmberechtigt sind die am 15. Juni 2018 um 16 Uhr EDT im Aktienbuch unseres Transfer Agents, American Stock Transfer & Trust Company, LLC, eingetragenen Aktionäre. Der Versand der Einladung und des Vollmachtsformulars beginnt am 7. Juni 2018 an die am 6. Juni 2018 im Aktienbuch eingetragenen Aktionäre. Aktionäre, die sich nach dem am 6. Juni 2018 im Aktienbuch eintragen lassen, erhalten die Einladung nach dem am 15. Juni 2018.

Aktionäre, die persönlich an der Generalversammlung teilnehmen, müssen sich am Eingang mit dem Vollmachtsformular und einem gültigen Personalausweis ausweisen.

C.	Vollmachten

Aktionäre, die nicht persönlich an der Generalversammlung teilnehmen, können:

a.	dem unabhängigen Stimmrechtsvertreter, Herrn RA Sandro Tobler, Schnurrenberger, Tobler, Gnehm & Partner, Alpen-strasse 2, 6300 Zug, Schweiz, schriftlich oder elektronisch (vgl. hierzu die Instruktionen auf dem Vollmachtsformular) eine Vollmacht erteilen; oder

b.	einem anderen Aktionär oder einen Dritten schriftlich eine Vollmacht erteilen.

Vollmachten an den unabhängigen Stimmrechtsvertreter müssen bis zum 26. Juni 2018, 16 Uhr EDT, beim unabhängigen Stimmrechtsvertreter oder bei Vote Processing c/o Broadridge, 51 Mercedes Way, Edgewood NY11717, USA, eingehen. Später eingehende Vollmachten können nicht berücksichtigt werden.

Um elektronisch abzustimmen, besuchen Sie bitte die Website proxyvote.com und folgen den Anweisungen. Sie benötigen eine zwölfstellige Kontrollnummer, die sie Ihrem Vollmachtsformular entnehmen können. Elektronische Vollmachten müssen bis zum 27. Juni 2018, 16 Uhr EDT, eingehen.

Aktionäre, die dem unabhängigen Stimmrechtsvertreter schriftlich oder elektronisch eine Vollmacht erteilen, sind an der Generalversammlung nicht stimmberechtigt.

D.	Eintragungen im Aktienbuch / Keine Handelsbeschränkung

Informationen zur Eintragung im Aktienbuch sind in der Investor Relations Abteilung unserer Website (www.aurismedical.com) erhältlich. Zwischen dem 15. Juni 2018, 16 Uhr EDT, und 28. Juni 2018, 16 Uhr EDT, werden keine Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eingetragen. In ihrer Eigenschaft als Transfer Agent nimmt American Stock Transfer & Trust Company, LLC Eintragungen und Löschungen im Aktienbuch auch während der Registersperre vor.

Die Eintragung der Aktionäre zum Zweck der Stimmabgabe hat keinen Einfluss auf den Handel mit Auris Medical Aktien, die von den eingetragenen Aktionären vor, während oder nach der Generalversammlung gehalten werden.

E.	Aktien in “Street Name”

Der Stichtag für Aktien, die treuhänderisch gehalten werden, ist der 15. Juni 2018. Die wirtschaftlich Berechtigten beachten in Bezug auf die Ausübung der Stimmrechte die Weisungen ihrer Bank, Broker oder Treuhänder. Wirtschaftlich Berechtigte, die persönlich an der Generalversammlung teilnehmen wollen, benötigen eine Vollmacht der Organisation, die ihre Aktien hält. Die Vollmacht muss zusammen mit einem gültigen Personalausweis am Eingang zur Generalversammlung vorgewiesen werden.

Wirtschaftlich Berechtigte, die keine Vollmacht von Ihrem Treuhänder erhalten haben, sind nicht berechtigt, die Aktien zu vertreten und an der Generalversammlung teilzunehmen.

Fragen:

Bei Fragen zur Generalversammlung wenden Sie sich bitte an:

Auris Medical Holding AG

zHd Investor Relations

Bahnhofstrasse 21

6300 Zug, Schweiz

Tel. +41 41 729 71 94

investors@aurismedical.com

Einladung zur Ausserordentlichen Generalversammlung der Auris Medical Holding AG	Page 7 of 7